Exhibit 99.1

Israeli Court Ruling Validates Nano Dimension Board’s Strategic Decisions and Clarifies Current Board Structure

Court Validates Business Judgement on Strategic Actions Taken by Nano, Including Agreements to Acquire Desktop Metal and Markforged

Previous Murchinson Nominees Kenneth Traub and Dr. Joshua Rosensweig Become Full Board Members

Yoav Stern Continues as CEO and Stands for Election, as Planned, at 2024 Annual General Meeting

Nano Urges Shareholders to Protect Their Investment and Vote “FOR” ALL of Nano’s Proposals

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Nov. 21, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printing solutions, today commented on the Israeli court ruling regarding Nano’s Extraordinary General Meeting (the “EGM”) that was held on March 20th, 2023.

Highlights of the ruling include:

•	The EGM on March 20th, 2023, was determined to have been duly convened and the results of the meeting are valid, including the proposed changes to the Company’s Articles of Association.
•	Decisions made by Nano’s Board since the March 2023 EGM are also valid, including agreements to acquire Desktop Metal, Inc. (“Desktop Metal”) and Markforged Holding Corporation (“Markforged”).
•	Kenneth Traub and Dr. Joshua Rosensweig, two nominees put forth by Murchinson Ltd. (“Murchinson”) ahead of the March 2023 meeting who have been serving as Board observers, have been appointed as full Board members, effective immediately.
•	CEO Yoav Stern is no longer a Board member. He continues to stand for election as planned at the 2024 Annual General Meeting (the “Annual Meeting”) to be held on December 6, 2024.

The Company clarifies in response to Murchinson’s announcement issued earlier today, that, although Dr. Yoav Nissan-Cohen and Oded Gera have been removed from the Company’s Board in the March 2023 EGM pursuant to the court ruling, both, however, have been elected at the Company’s Annual Meeting held in September 2023 and are serving as Board members.

Dr. Yoav Nissan-Cohen, Chairman of the Board of Nano Dimension, commented: “We are pleased to welcome Kenneth Traub and Dr. Joshua Rosensweig as full members to Nano’s Board. Both have been actively engaged as observers to date and we look forward to their continued insights in guiding the Company’s strategy. We are also pleased that the Israeli Court affirmed to our shareholders and other stakeholders that our Board was fully authorized to oversee Nano’s strategy, including our transformational M&A strategy and acquisitions of Desktop Metal and Markforged. We remain committed to advancing our plans to become the market leader in digital manufacturing and delivering long-term value creation for our shareholders.”

Dr. Nissan-Cohen added, “Yoav Stern continues as CEO and stands for election as planned along with General Garrett at our upcoming Annual Meeting. It is critically important that shareholders benefit from Yoav’s expertise as a director and that General Garrett remains a Board member. With their deep expertise and institutional knowledge, we have the right Board in place to bolster our long-term strategy.”

Under the court’s ruling, Murchinson’s previous nominees now hold two seats on Nano’s Board. Accordingly, Nano’s Board urges the Company’s shareholders to protect their investment and the Company's future by voting today “FOR” ALL of Nano’s proposals, including the reelection of Yoav Stern and General Garrett, and AGAINST Murchinson’s proposals at its upcoming Annual Meeting.

For most shareholders, the expected deadline to vote electronically will be 11:59 pm ET on December 1, 2024. Some brokers may have earlier deadlines, so shareholders are encouraged to call their brokers TODAY to ensure their vote is counted. Since time is short, shareholders are encouraged to vote by e-mail or electronically according to the instructions on their proxy card. Voting by e-mail or electronically is the best way for shareholders to ensure that their votes will be counted.

Shareholders of record as of the close of business on October 22nd, 2024, are entitled to vote at the Annual Meeting, which will be held on Friday, December 6th, 2024, at 7:00 AM ET.

Nano’s proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

Nano is still reviewing and assessing the court ruling and evaluating any actions it may require to take.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED Shareholders, Call Toll-Free: (877) 717-3923 Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements regarding Nano’s strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. Further, actual results, performance, or achievements of Nano could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed (i) under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the SEC on March 21, 2024, and in any subsequent filings with the SEC, (ii) under the heading “Risk Factors” in Desktop Metal, Inc.’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC, and (iii) under the heading “Risk Factors” in Markforged Holding Corporation’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

Nano Dimension Contacts

Investor:
Julien Lederman, VP Corporate Development
ir@nano-di.com

Media:
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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